EXHIBIT 12.1

CROWN CASTLE INTERNATIONAL CORP.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(DOLLARS IN THOUSANDS)

	NINE MONTHS ENDED SEPTEMBER 30,
	2002	2003
Computation of Earnings:
Income (loss) before income taxes, minority interests and cumulative effect of change accounting principle	$(235,522)	$(234,734)
Add:
Fixed charges (as computed below)	254,862	252,019

	$19,340	$17,285

Computation of Fixed Charges and Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	$155,975	$160,195
Amortization of deferred financing costs, discounts on long-term debt and dividends on preferred stock	74,859	55,807
Interest component of operating lease expense	24,028	36,017

Fixed charges	254,862	252,019
Preferred stock dividends	11,034	43,948

Combined fixed charges and preferred stock dividends	$265,896	$295,967

Ratio of Earnings to Fixed Charges	—	—

Deficiency of Earnings to Cover Fixed Charges	$235,522	$234,734

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	—	—

Deficiency of Earnings to Cover Combined Fixed Charges and Preferred Stock Dividends	$246,556	$278,682